AIRP
                                      ----










                                                              Annual Report 1999

                                                                            AIRP
                                                                            ----
                                                      Air Packaging Technologies
                                                                    Incorporated



The Company

A leading proactive developer and manufacturer of inflatable packaging, Air Packaging Technologies Inc. has positioned itself in the global marketplace by marketing its range of patented, environmentally sound and award-winning solutions for the safe transportation, shipping, protection, storage and promotional display of products.

Headquartered in Valencia, California, USA, the Company has established its presence in international markets through its sales offices in the UK, Europe, and Singapore, Asia.






      [GRAPHIC OMITTED]                             [GRAPHIC OMITTED]






Headquarters in California, USA...     ...Presence in Cyberspace: www.airbox.com



Mission Statement

The goal of Air Packaging Technologies Inc. is to be the clear international leader in specialized, inflatable packaging for both the high value and lower-priced markets.


Public Listing

Air Packaging Technologies Inc. is a publicly-listed entity on the NASD OTC Bulletin Board, USA, and its shares are traded under the stock symbol AIRP.

Chairman's Statement

1999: Developing 21st Century Alternatives to Conventional Packaging Materials

Upon my confirmation as President and CEO of the Company in June 1999, I met immediately with my management team and fellow members of the Board of Directors to determine how best to maximize the Company's sales opportunities and the commercial exploitation of its products.

While the Company's Air Box (TM) and SDS Air Box (TM) protective packaging solutions have been accepted as reliable, economically competitive and environmentally-sound packaging alternatives in a number of high-tech markets such as the electronics industry, and we continue to make progress in the packaging of such items as silicon wafers, the Company's management determined that the maximization of sales and profitability, and the enhancement of shareholder value, required a broader sales perspective.

Consequently, we are now pursuing an aggressive four-pronged strategy which we are confident will permit Air Packaging Technologies to realize its full economic potential. This strategy includes:

o seeking additional penetration in the protective packaging market for the Air Box and SDS Air Box. In addition to our continuing efforts in the semiconductor, medical and dental markets, we are constantly seeking new high-end packaging applications for which the Air Box is suitable

o aggressively targeting the promotional packaging market. Unlike the protective packaging market in which the exclusive function of our product is to protect its contents, in the promotional market we are seeking to take advantage of the unique appearance and transparency of the Air Box which we believe draws attention to, and enhances, the appearance of the customer's product inside

o focusing on the lower priced, higher volume packaging market with new products like the Suspend-A-Pak(TM) packaging system which, because of its reduced material costs, can compete effectively against lower priced traditional packaging materials

o developing entirely new products using both our own and related technologies which can be efficiently manufactured on our existing equipment

While we continued throughout 1999 to seek new sales opportunities in our traditional protective packaging markets, we have devoted much of our time and energies to expanding into those new markets which we believe are the keys to our long-term profitability. We are pleased to report that those efforts have begun to bear fruit during our current fiscal year.

The sale of $1.5 million in convertible debentures during 1999 and their subsequent conversion, coupled with the Company's new investment banking agreement with Givigest Fiduciaria SA will, in Management's opinion, allow the Company to exploit the new sales opportunities which we are pursuing.

We believe that during 1999 we have provided the foundation for Air Packaging Technologies' long-term profitability and are optimistic that the year 2000 will mark the turning point in the Company's fortunes.

Sincerely yours,

/s/ Donald M. Ochacher

Donald M. Ochacher
President and CEO

Company Profile

Air Packaging Technologies Inc. is an award-winning developer and manufacturer of inflatable protective and promotional packaging. Its Air Box is proven to safeguard expensive and fragile industrial products in the semiconductor, medical and dental industries, amongst others. The Company has recently broadened its sales approach by adapting its products as promotional packaging for use in the business premium and in-store display markets to take advantage of the products' unique, attention-grabbing appearance and has developed a series of new products utilizing the Company's patented technology.

Markets

Protective Packaging Market

This has been Air Packaging Technologies' traditional market and one in which the Company focused on packaging opportunities for high value products in the semiconductor, medical and dental industries. While progress continues to be made in these target areas and the Company remains confident that it can generate substantial new business, growth has not been as rapid as originally envisaged. During 1999, Management became convinced that emphasis solely on the packaging of such high-end products would unduly restrict sales growth and, so, the Company has worked to develop packaging with a broader market appeal.

Management believes that the Company's new Suspend-A-Pak packaging system, which has excellent protective qualities and utilizes substantially less material than our conventional Air Box and thus can be priced far more competitively, has the potential for wide acceptance from a variety of high volume products. We believe that Suspend-A-Pak is ideal packaging for such products as laptop computers and similar electronic devices and we intend in the current fiscal year to target sales opportunities in these areas.




    [GRAPHIC OMITTED]                              [GRAPHIC OMITTED]






WOW!:pack, protect AND promote!   Suspend-A-Pak: competitively priced protection



The Promotional Packaging Market and `The WOW Factor'

While the Air Box was originally created as a safe, efficient means of packaging high-value, fragile goods, the Company has always believed that its product has great visual appeal in its ability to draw attention to the product inside, and thus give that product a value-added look. When people first see an Air Box, their immediate reaction invariably is to say some variation of "Wow, isn't that amazing!" This is what the Company terms `The Wow Factor.'

While the Air Box had from time to time been used for promotional packaging in addition to its primary protective function, during 1999 Management determined to begin to capitalizing on `The Wow Factor' and to develop the promotional packaging market as a major source of long-term business growth. The Company is very pleased with the early success which the Air Box has had in both the promotional packaging and in-store display markets. For the 1999 holiday season, Nordstrom's Department Store (USA) ran a highly successful promotion in its Brass Plum Junior Division utilizing a highly stylized and brightly colored Air Box for both in-store display and as a gift box. Gymboree Stores (USA), a children's clothing retailer, used the Air Box to display new products throughout its 600-store chain and Redken Labs, the internationally established hair care company, introduced a new line of hair spray to its 35,000 beauty salon customers using the Air Box. These are but a few examples and the Company is hopeful that `The Wow Factor' will continue to catch fire and have a major impact on sales volume and profitability.

Marketing Strategy

Strategic Partnerships

The packaging market is simply too vast for a company of Air Packaging Technologies' size to address it adequately with its own in-house sales force. Consequently, we are actively seeking strategic partners who can effectively penetrate those markets for which the Company's products are suitable. Management continues to hold on-going discussions with major packaging distributors and similar companies to encourage such enterprises to offer the Company's products on an exclusive or non-exclusive basis. One of the major goals for the current fiscal year is to enter into several strategic agreements pursuant to which our products can obtain the type of exposure and sales efforts that will maximize revenue growth.

Product Growth Strategies

The Company believes that its future success lies in a dual emphasis on the protective and promotional packaging markets. In addition, efforts continue in seeking new ways in which its patented technology and equipment can be utilized. One of the most innovative new products which the Company has helped develop is the PneuSplint(TM), an inflatable splint for use in the immobilization of injured limbs and which would replace conventional corrugated wrap-around splints. As exclusive manufacturer of this product, the Company is hopeful that the PneuSplint will be a major contributor to sales in the current fiscal year, and in years to come.

Management also believes that there is a major opportunity for the Company's products in the explosive e-commerce market and, in seeking ways to take advantage of this exciting platform, it has identified two distinct markets: the mass market for packaging items sold by businesses over the Internet and the packaging of specific fragile items sold by individuals. The Company also seeks to establish strategic partnerships in pursuing both of these e-commerce sales opportunities.

Research and Development

Patented Innovation and Design

Innovation

As technology advances, packaging must rapidly evolve to keep pace. The Company's packaging development staff excels in rapidly creating, designing and testing custom packages to meet diverse customer packaging requirements. The new Suspend-A-Pak packaging system is a perfect example of how quickly the Company can create an entirely new packaging system to meet a customer's unique needs and specifications.

Products

The development and re-design of packaging is an on-going process within the Company as it strives to take advantage of the natural cushioning properties of packaging using the patented Air Box technology and to expand the Company's sales opportunities. Recent examples of new and improved product development include the Suspend-A-Pak packaging system, the development of a more puncture-resistant inner liner for the Air Box which will allow a wider variety of products to be safely packaged in an Air Box, the ability to manufacture an Air Box in a variety of shapes and continuing efforts to improve the clarity and transparency of the outer liner for improved product appearance and visibility. In addition, Air Packaging Technologies works with other companies to develop new products which can be manufactured on the Company's equipment, the most recent example being its development of prototypes of a new form of medical splint called the PneuSplint which is scheduled for launch in the current fiscal year.





         [GRAPHIC OMITTED]                                [GRAPHIC OMITTED]




Suspend-A-Pack: quality innovation and design       Air Box: patented protection



Patents

The Company owns U.S. product patents and 15 foreign patents as well as a number of U.S. and foreign patents pending, including the Company's new Suspend-A-Pak system. It is the policy of the Company to seek patent protection in all cases in which it is deemed appropriate.

Packaging Industry Recognition: International Awards

The Company's skill in the development of innovative packaging products was again rewarded in 1999 with a series of prestigious national and international packaging awards. The Company received two `Best Of' category awards in the Ameristar World Packaging competition; one in the Electronic Packaging category for its photomask Air Box, and the second in the Medical Device category for its dental shipper. Both packages received similar awards from the Flexible Packaging Association. These awards demonstrate the growing acceptance which the Company's products are finding in the marketplace and that the concept of packaging in air has come of age.

Engineering and Quality Control (ISTA logo, Al?)

Air Packaging Technologies has a state-of-the-art laboratory facility with the ability to perform all required testing of new products and raw materials necessary to ensure products of the highest quality and to respond quickly to a customer's packaging requirements..

The product development section of the laboratory is fully equipped for package testing and is certified to perform International Safe Transit Association
(ISTA) testing procedures and certify compliance with ISTA specifications. In addition, the laboratory has the capacity to perform all necessary altitude and environmental tests as part of the product development process.

The keys to providing product excellence are sound manufacturing practices and a suitable quality control system. The Company has a complete traceability system in place which identifies and documents the raw materials used in all finished product. Laboratory tests are carried out on all raw materials before use, ensuring that products are made to exacting standards. Finished products are tested at regular intervals during the production process. In addition, each AIR BOX is inspected during the manufacturing process.







         [GRAPHIC OMITTED]                           [GRAPHIC OMITTED]



Ameristar Awards: industry recognition    Worldstar Awards: industry recognition



Inventory Control

The Company has in place a system to track raw materials and finished goods throughout the manufacturing process. This system carefully monitors existing inventories and allows proactive material ordering and manufacturing to efficiently respond to sales increases.

Environmental Awareness & Responsibility

The Air Box is designed to be either reusable or single-use packaging. In its reusable form, its environmental advantages are overwhelming. Even as single-use packaging, the Air Box accounts for substantially less waste than competitive materials. Moreover, the manufacture of the Air Box requires substantially fewer natural resources than other forms of protective packaging and the Company's ability to manufacture the Air Box totally from polyethylene could be of great value in Europe since the Air Box, when manufactured in this manner, is entirely recyclable. We believe that, particularly in European and Asian markets, the environmental advantages of our products will act a stimulus to sales.

Sales and Marketing

Air Packaging Technologies has an ongoing market research program to identify products for which the Air Box is appropriate packaging. This effort includes participation in specific industry and general packaging trade shows. Target markets are those currently utilizing polyurethane foam materials for damage protection during shipment. The Air Box is designed to provide lower g-forces with a less bulky package than polyurethane foams provide, potentially offering the customer savings in both packaging and shipment costs. The development of the Company's Suspend-A-Pak system, with its markedly lower material costs, has enabled Management to explore opportunities in the lower-end packaging market as a substitute for Styrofoam and bubble-wrap packaging.

Management believes that the global market potential for products created by its patented technology is enormous. The Air Box is an ideal packaging solution in virtually any industry producing costly, fragile items. In addition, growing environmental sensitivity around the world should also contribute to sales growth as governments mandate reduced packaging waste, recyclability and reusability.









      [GRAPHIC OMITTED]                                   [GRAPHIC OMITTED]




Dental and medical protection...                     ...and hair care promotions



The Company is now pursuing an aggressive four-pronged strategy to maximize commercial exploitation of its products by:

o continually seeking additional penetration for its Air Box in the semiconductor, medical and dental markets, as well as other high-end packaging applications for which its products are suitable

o        targeting  the  promotional   packaging  market  in  which  the  unique
         appearance and transparency of its products attracts attention to, and enhances, the appearance of the customer's product inside

o focusing on the lower-priced, high-volume market with new products like its Suspend-A-Pak packaging system which, because of its lower material cost, can compete effectively against traditional packaging

o developing new products, such as its PneuSplint, which have high-volume potential and can be easily manufactured on existing equipment

The Company believes that this four-pronged strategy will maximize its sales volumes and profitability.

Key Personnel: Officers, Directors and Management

Air  Packaging  Technologies'  management  team  and  business,   financial  and
engineering experts are proactive problem solvers with decades of experience providing innovative and effective solutions in the packaging industry.

Donald M. Ochacher, President, Chairman and Chief Executive Officer

Holding his current positions with the Company since June 1999, Mr. Ochacher has been a member of the New York bar since 1960, having graduated from Cornell University and the New York University School of Law. Specializing in corporate and tax law, he was engaged in private practice until 1973, when he became General Counsel and Chief Financial and Administrative Officer of the Newark Group Ltd., a large privately-owned paper company which grew from $10 million to $350 million. Since 1985, Mr. Ochacher has been both an attorney and business consultant and, at various times, has served as President of privately-owned companies engaged in the paper, hazardous waste, real estate and long distance telephone resale industries. From August 1997 to August 1998, he was Chief Financial Officer of Electric Entertainment Corp.

Janet Maxey, Chief Financial Officer

An employee of the Company since May 1991, Ms. Maxey became Chief Financial Officer of Air Packaging Technologies Inc. in July 1997. A graduate of California State University, Northridge, where she earned a Bachelor of Science Degree in Business Administration, she is also a licensed Certified Public Accountant (CPA) since September 1990 and prior to joining the Company was Senior Auditor with BDO Seidman, LLP, Accountants and Consultants.

Elwood C. Trotter, Vice President of  Sales

Mr. Trotter has been an employee of the Company since April 1989 and became Vice President, Special Projects in February 1996. Before joining the Company, Mr. Trotter was Senior Operations Manager of Shoppers Drug Mart, one of the largest drug chains in Canada, and a partner/owner of a local drug store chain of six retail outlets whose business grew from $250,000 to $15 million in 10 years. Mr. Trotter attended Simon Frazer University in British Columbia, Canada.

Garry  Newman  - Vice President of Manufacturing and Engineering

            Prior to taking up his current position in June 1997, Mr. Newman was Engineering & Quality Assurance Manager for Richmond Technology from October 1994. Attending University of California, Davis, he earned a Bachelor of Science Degree in Chemical Engineering and is a member of the Society for Plastic Engineers, the American Institute of Chemical Engineers, the International Safe Transit Association, the Technology Association for the Paper and Pulp Industries and the State Board of Registration for Professional Engineers.

Carl  Stadelhofer  -  Director

Attorney with Rinderknecht Klein & Stadelhofer in Switzerland since July 1990, Mr. Stadelhofer is a French and Swiss citizen who attended the following educational establishments: Zurich and Berne University Law Schools; the Harvard Law School, Massachusetts; and Georgetown University, Washington, D.C. Mr. Stadelhofer specializes in banking and financing, mergers and acquisitions, investment funds, international securities transactions and international legal assistance.

Wayne Case - Director

A Director of the Company since November 1998, Mr. Case is President and Chairman of the Board of Schmitt Industries Inc., a publicly-listed company on the Nasdaq Small Cap Market and headquartered in Portland Oregon. Mr. Case possesses over 30 years of manufacturing and marketing experience and assists the Company with manufacturing and marketing issues.

Marco Calmes - Director

Since March 2000, Mr. Calmes has been co-ordinator of portfolio management at SCF Societa di Consulenza Finanziaria SA, Switzerland. From 1990 until 2000 he had been employed by Banca Adamas Lugano as a portfolio manager and responsible for the development of institutional clients. He has been in the banking business in Switzerland since 1978. In 1968 he received a Bachelors degree. In 1969 he received a Masters in Business Administration from Michigan State University.


Market Price and Dividends on Registrant's Common Stock Equity and Related Stockholder Matters

The Company's Common Stock traded on the Vancouver Stock Exchange in Vancouver, British Columbia, under the symbol "APT" until July 23, 1998. The symbol was changed on September 1, 1992 commensurate with a name change. The closing sales price as of July 22, 1998, the last day traded on the Vancouver Stock Exchange, was $0.14 US.

The Company's Common Stock trades on the NASD Bulletin Board, under the symbol "AIRP". The closing sales price on December 31, 1999 was $0.08 at a pre-reverse stock split price.

Set forth below is the high and low bid information in U.S. dollars for the Company's Common Stock for each full quarterly period within the two most recent fiscal years at prices prior to the January, 2000 1 for 10 reverse stock split. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The information set forth below was obtained from the OTC Bulletin Board and the Vancouver Stock Exchange, the latter which was translated to U.S. dollars using the annual average conversion rate.

                                   High               Low
Period                             Bid                Bid
----------------                  ------             -----

4th Quarter 1999                   $0.12             $0.10
3rd Quarter 1999                    0.17              0.17
2nd Quarter 1999                    0.17              0.17
1st Quarter 1999                    0.26              0.17

4th Quarter 1998                    0.29              0.07
3rd Quarter 1998                    0.22              0.10
2nd Quarter 1998                    0.24              0.12
1st Quarter 1998                    0.26              0.11


At May 30, 2000 the Company had approximately 557 shareholders of record.

The Company has not paid a dividend since its incorporation, and management does not anticipate the Company will pay dividends in the near future.

Management's Discussion and Analysis of Financial Condition and Results of Operations


1. Results of Operations

General Marketing Efforts

In 1999, the Company achieved sales of $959,712, which was a 33% increase over its 1998 total sales of $722,268.

 Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Sales for the year ended December 31, 1999 were $959,712 compared to $722,268 for the fiscal year ended December 31, 1998. This represents an increase of $237,444 or 33% during fiscal 1999. The net increase is due to the increase in sales of the Company's Dental Air Box and the overall increase in sales of the SDS Air Box as a result of repeat orders and further expansion of its customer ase.

Cost of sales for the year ended December 31, 1999 was $1,012,083 or 105% of sales compared to $566,837 or 78% of sales for the year ended December 31, 1998. The Company has not yet achieved sufficient sales to cover all of its fixed operating costs, with the result that until sales increase substantially, the Company will continue to operated at a deficit. The increase also is due to the related increase in sales of the SDS Air Box product line, which is sold with a higher standard cost of sales than the Company's Air Box product line. The Company also had an increase in labor and overheads in the manufacturing process which resulted in additional period costs during fiscal 1999 from the comparable period of the preceding year.

Selling, general and administrative expenses decreased by $170,804 or 9% during fiscal 1999 as compared to fiscal 1998. The decrease is due to decreases in salaries, consulting fees, travel expenses, legal expenses and a reserve for a potential liability partially offset by increases in sales and marketing, general office expenses, casual labor and accounting fees.

The net decrease in salaries of $83,856 is partially due to the decrease in the salary level of the president of the Company as a result of the change in presidents which occurred in June 1999. The decrease is also attributable to a salary adjustment recorded during fiscal 1998 of $81,000 for a former president for which a similar type of adjustment was not recorded during fiscal 1999. The decrease in consulting fees of $118,086 during fiscal 1999 is due to the decrease in stock based consulting expense recorded which is partially offset by an increase in consulting fees paid to a former president. The decrease in travel expenses of $35,680 is primarily due to the change in presidents in June 1999. The decrease in legal expenses of $39,956 is due to a reduction in the use of services by two of the Company's attorneys partially offset by an increase in legal fees regarding a claim by a former employee.


The decrease in selling, general and administrative expenses includes a reserve recorded during fiscal 1998 for a claim by a former employee of $101,500 for alleged breach of an employment contract. The net decreases in selling, general and administrative expenses during fiscal 1999 are partially offset by increases in four categories. The net increase in sales and marketing expenses of $41,572 is primarily due to increases in trade show fees and related show expenses and travel and is partially offset by a decrease in public relations as the Company did not utilize a public relations company during 1999. The increase in general office expenses is due to a general increase in business. The increase in casual labor of $39,162 is primarily due to the Company's increase in utilizing employees from temporary agencies for staffing needs for the engineering and quality control departments during 1999. The increase in accounting fees of $41,337 is primarily due to the initial Form 10 filing with the Securities and Exchange Commission during fiscal 1999 and the subsequent quarterly filings.

Research and development expenses decreased by $1,952 or 26% during fiscal 1999.

Interest and other income were $32,350 for fiscal 1999 as compared to $5,676 for fiscal 1998. The increase of 470% in fiscal 1999 is due primarily to the increase in cash placed in an interest earning account.

Interest expense decreased by $123,026 for fiscal 1999 as compared to fiscal 1998 as the Company recorded interest expense of $126,073 due to the revaluation of its warrants in November 1998. This transaction was not repeated during fiscal 1999.

The Company did not have an Extraordinary Item during fiscal 1999. The Company recorded an Extraordinary Item during fiscal 1998 that was due to the restructuring of certain outstanding payables and accrued expenses. The Company paid approximately $190,000 in full settlement of accounts payable and other accrued expenses during the fourth quarter of 1998. This resulted in an extraordinary gain of approximately $244,000 during fiscal 1998. This was not repeated during fiscal 1999.

The Company is currently in a loss carryforward position. The net operating loss carryforwards balance as of December 31, 1999 was approximately $18,200,000 compared to $16,400,000 as of December 31, 1998. The net operating loss carryforward is available to offset future taxable income through 2019. The Company's net operating loss carryforwards may be limited due to ownership changes as defined under Section 382 of the Internal Revenue Code of 1986.

As of December 31, 1999, the Company had a deferred tax asset of approximately $7,400,000 which primarily relates to the net operating losses. A 100% valuation allowance has been established as management cannot determine whether it is more likely than not that the deferred tax assets will be realized.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Sales for the year ended December 31, 1998 were $722,268 as compared to $340,624 for the fiscal year ended December 31, 1997. This represents an increase of $381,644 or 112% during fiscal 1998. The Company began pilot programs with prospective customers of the SDS Air Box late in the fourth quarter of 1996. The positive results of these pilot programs resulted in the increase in sales that occurred during 1998.

The inventory reserve at December 31, 1998 was approximately $63,000, or 13% of total inventory, compared to a reserve of approximately $154,000 or 50% at December 31, 1997. The net decrease in the reserve from December 31, 1997 to December 31, 1998 of $91,000 is due to the write-off of specific inventory items reserved in prior years. The Company evaluated all inventory items for slow movement and repair, and fully reserved for all items that did not move for at least three months or that had been discontinued.

Cost of sales for the year ended December 31, 1998 was $566,837, or 78% of sales, compared to $592,544 for the year ended December 31, 997, or 174% of sales. The decrease in cost of sales as a percentage of sales is partly due to an additional inventory reserve of approximately $97,000 that was recorded during 1997. A similar provision was not recorded in 1998, as by the end of 1998, the Company had written off those inventory items that had been fully reserved in prior years.

Selling, general and administrative expenses increased by $395,313 or 25% during fiscal 1998 as compared to fiscal 1997. The increase in selling, general and administrative expense is attributable primarily to increases in professional fees, consulting fees, travel expenses, public company costs and a reserve for a claim by a former employee. The increase in professional fees is primarily due to an increase in legal expenses of $69,228 during fiscal 1998.

 The Company de-listed from the Vancouver Stock Exchange during mid-1998. As a result, the Company had several discussions with both Canadian and U.S. attorneys to verify that the related issues were properly handled. The Company also retained an additional attorney during fiscal 1998 specializing in compliance with labor laws. The increase in consulting fees during fiscal 1998 of $48,811 is primarily due to consulting work performed to assist the Company in the restructuring of the Company's debt through the issuance of common shares of stock in settlement of debt. Travel expenses increased during fiscal 1998 by $29,613 as a result of increased travel by an officer of the Company who had previously resided in Canada. Public company costs increased during fiscal 1998 by $68,635 as the Company expenses fees associated with raising capital through the exercise of warrants and fees associated with debt for equity transactions. The increase in selling, general and administrative expense includes a reserve recorded during fiscal 1998 for a claim by a former employee of $101,500 for alleged breach of an employment contract. Based on the current status of this claim, the Company believes that it has fully reserved for the highest potential liability related to this claim.

Research and  development  expenses  increased  by $4,049 or 122% during  fiscal
1998.

Interest and other income were $5,676 for fiscal 1998 as compared to $21,596 for fiscal 1997. The decrease of 74% in fiscal 1998 is due to the gain on the disposition of an asset recorded during fiscal 1997.

Interest expense increased by $135,536 for fiscal 1998 as compared to fiscal 1997 as the Company recorded interest expense of $126,073 due to the revaluation of its warrants in November 1998.

The Company recorded an Extraordinary Item during fiscal 1998 that was due to the restructuring of certain outstanding payables and accrued expenses. The Company paid approximately $190,000 in full settlement of accounts payable and other accrued expenses during the fourth quarter of 1998. This resulted in an extraordinary gain of approximately $244,000.

Depreciation and amortization expense increased by $68,664 or 46% during fiscal 1998 as compared to fiscal 1997. The increase in depreciation expense of $63,807 is attributable to the net increase in property and equipment during fiscal 1998 of $818,416 compared to the net increase in property and equipment during fiscal 1997 of $108,224. The increase in additional property and equipment during 1998 is primarily due to the cost of the retrofit of one of the manufacturing machines that approximated $726,500. Depreciation was calculated beginning in June 1998 for approximately 91% of the additions; the balance which was added during the last six months of fiscal 1998. The increase in amortization of $4,857 is due to the increase in additional patent costs from fiscal 1997 to fiscal 1998.

The Company is currently in a loss carryforward position. The net operating loss carryforwards balance as of December 31, 1998 was approximately $16,400,000 compared to $15,000,000 as of December 31, 1997. The net operating loss carryforward is available to offset future taxable income through 2018. The Company's net operating loss carryforwards may be limited due to ownership changes as defined under Section 382 of the Internal Revenue Code of 1986.

At December 31, 1998, the Company had a deferred tax asset of approximately $6,800,000, which primarily relates to the net operating losses. A 100% valuation allowance has been established as management cannot determine whether it is more likely than not that the deferred tax assets will be realized.


2. Liquidity  and  Capital  Resources

The Company's primary need for capital has been to purchase raw materials, upgrade machinery and continue to develop and enhance patents and trademarks.

As of December 31, 1999, the Company's working capital was $1,416,212 compared to $430,546 as of December 31, 1998. The increase is primarily due to the cash infusion of $1,328,598 which resulted from the exercise of 895,000 warrants during fiscal 1999 and the cash infusion of $1,500,000 from the Convertible Debenture during the last half of fiscal 1999.

The net receivables at December 31, 1999 were $57,603 compared to $96,852 at December 31, 1998.

Net inventory at December 31, 1999 was $577,389 compared to $408,643 at December 31, 1998. The net increase of $168,746 is due to the increase in raw materials purchased for upcoming orders and anticipation of any Year 2000 issues and an increase in finished goods manufactured for upcoming orders.

Advances and prepaids at December 31, 1999 and December 31, 1998 were $41,895 and $75,134, respectively. The decrease is due to a prepayment made in 1998 for materials of $57,892, which was received in 1999. The prepayment is partially offset by normal recurring advance and prepaid transactions for a net decrease of $31,632.

The Company recognized a negative gross profit of 5% during 1999 compared to gross profit of 22% during 1998. The decrease during fiscal 1999 is due to the increase in labor and overhead in the manufacturing process which resulted in additional period costs, and therefore decreased gross margin, during the year ended December 31, 1999 from the comparable period of the preceding year. The decrease during 1999 is also attributable to the increased in sales of the SDS Air Box product line which is sold with a lower gross margin than the Company's Air Box product line. The Company has estimated that sales of $3,500,000 would be required to cover operating costs and to achieve an overall gross margin of 40%. The Company will continue to operate a low margins until sales increases substantially. In addition as sales increase, additional working capital is required to fund inventory and work in process. As a result of these factors the Company has an ongoing and urgent need for an infusion of additional working capital. This need was met in fiscal 1998 by selling additional shares of the Company's Common Stock, primarily offshore to overseas investors and has been met in fiscal 1999 by the exercise of warrants to purchase additional shares of the Company's Common Stock and the placement in the third and fourth quarters of fiscal 1999 of $1,500,000 in Convertible Debentures.

The Company may continue to require an infusion of additional working capital in order to develop its business. The source, timing and costs of such infusion is uncertain, and there is no certainty that the Company will be successful in raising additional working capital, either through the sale of debt or equity securities, or through commercial banking lines of credit. The Company currently has no banking lines of credit.

The Company had cash outflows of $1,465,588 from operating activities for the 1999 fiscal year compared to cash outflows of $1,635,054 for the 1998 fiscal year. The change in net outflows of $169,466 from operating activities between 1999 and 1998 primarily resulted from the following items. There was a decrease in trade receivables of $84,035, a decrease in inventory of $113,565, a decrease in advances and prepaids of $103,711 and a decrease in other liabilities of $39,500. The total decreases were partially offset by the increase in accounts payable and accrued expenses of $26,221 combined with the increase in the net loss from operations after adjustments for non-cash items of $141,441 during fiscal 1999.

Net cash used in investing activities was $189,018 during the fiscal year compared to $447,429 during the 1998 fiscal year. The decrease is due to a reduction in property and equipment expenditures during 1999.

Cash flows from financing activities were $2,678,958 during the 1999 fiscal year compared to $2,148,820 during fiscal 1998. The change is primarily due to increased proceeds from the exercise of warrants and notes payable of $1,564,331, which was partially offset by a decrease in proceeds from private placements of $924,593.

The Company has suffered recurring losses from operations and has an accumulated deficit of ($19,809,992) at December 31, 1999, which raises substantial doubt about its ability to continue as a going concern. The auditor's report includes an explanatory paragraph on the uncertainty of the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company's continued
existence  is  dependent  upon its  ability  to raise  substantial  capital,  to increase sales, to significantly improve operations, and ultimately become profitable. The Company believes that future investments and certain sales-related efforts will provide sufficient cash flow for it to continue as a going concern in its present form. However, there can be no assurance that the Company will achieve such results.

On March 24, 2000, the Board of Directors of the Company approved a temporary reduction in the conversion price on the 7% Senior Convertible Debentures into common stock. The conversion price was reduced from $1.50 to the average bid price of the Company's common stock for the twenty-five trading days immediately prior the receipt of a notice of conversions, with minimum conversion price of $0.50. The notice of conversion for the temporary reduction must be received by April 30, 2000 and must include all accrued interest through May 31, 2000. As a result, the Company will record an expense related to reduction in conversion price.

On March 24, 2000, the Board of Directors also approved a temporary reduction in the exercise price of all warrants and options outstanding. The exercise price was reduced from $1.50 to the average bid price of the Company's common stock for the twenty-five trading days immediately prior to the receipt of a notice of conversion, with a minimum conversion price of $0.50. The notice of exercises must be received by April 30, 2000. As a result of this temporary reduction, the Company will record compensation expense for the difference between original exercise price and reduced exercise price multiplied by the number of outstanding warrants and options.

Subsequent to December 31, 1999, the Company cancelled 100,000 stock options outstanding to officers and issued an additional 335,000 stock options, which expire December 31, 2004 and are subject to certain vesting terms. Any applicable compensation expense will be recorded in 2000.

On March 27, 2000, the Company entered into a one-year investment banking agreement with Givigest Fiduciaria SA, "Givigest", to raise additional equity capital for and to provide various services to the Company. During the month of April 2000, Givigest raised $225,000 through a private placement of common shares of the Company.

3. Seasonality  and  Inflation

The Company's sales do not appear to be subject to any seasonal fluctuations. The Company does not believe that inflation has had a material impact on its operations.

                                                                   Air Packaging
                                                               Technologies Inc.
                                                                  And Subsidiary
--------------------------------------------------------------------------------


                                               Consolidated Financial Statements
                                       Years Ended December 31, 1999, 1998, 1997

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                           Consolidated Statements of Operations
--------------------------------------------------------------------------------





                                                                        Contents




Report of Independent Certified Public Accountants                            3




Independent Auditor's Report                                                  4



          Consolidated Financial Statements

               Balance Sheets as of December 31, 1999 and 1998              5-6

               Statements of Operations for the years ended
               December 31, 1999, 1998 and  1997                              7

               Statements of Stockholders' Equity for the years ended
               December  31, 1999, 1998 and 1997                              8

               Consolidated Statements of Cash Flows for the years
               ended December 31, 1999, 1998 and 1997                      9-10


          Notes to Consolidated Financial Statements                      11-27

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                           Consolidated Statements of Operations
--------------------------------------------------------------------------------



Report of Independent Certified Public Accountants

To the Stockholders and Board of Directors
Air Packaging Technologies Inc.
Valencia, California

We have audited the accompanying consolidated balance sheets of Air Packaging Technologies Inc. and Subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1999. We have also audited the schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and schedule presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Air Packaging Technologies, Inc. and Subsidiary at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements and schedule have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements and schedule do not include any adjustments that might result from the outcome of this uncertainty.

                                                         /s/  BDO  Seidman,  LLP
Los Angeles,  California
March 3, 2000,  except for Note 17
as to which the date is March 27, 2000

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                           Consolidated Statements of Operations
--------------------------------------------------------------------------------


Independent Auditor's Report

The Stockholders and Board of Directors
Air Packaging Technologies Inc.
Valencia, CA

We have audited the consolidated balance sheet of Air Packaging Technologies Inc. and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Air Packaging Technologies, Inc. and subsidiaries as of December 31, 1997, and results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 3. The financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

/s/Hein + Associates LLP
Hein + Associates LLP
Certified Public Accountants

Orange, California
March 30, 1998

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                                     Consolidated Balance Sheets
--------------------------------------------------------------------------------





December 31,                                             1999           1998
--------------------------------------------------------------------------------
Assets

Current Assets
Cash and cash equivalents                              $1,150,151     $1,125,799
Trade receivables, net of allowance for doubtful
  accounts of $22,630 and $5,130 (Note 15)                 57,603         96,852
Inventories, net (Note 4)                                 577,389        408,643
Advances and prepaids                                      41,895         75,134


Total Current Assets                                    1,827,038        706,428



Property and Equipment, net (Note 5)                      714,186        810,458


Intangible Assets,  net (Note 6)                          229,378        233,609



Deferred Financing Costs, net of accumulated
  amortization of $10,416                                 139,583            -


Deposits                                                   60,100         60,100

Total Assets                                           $2,970,285     $1,810,595

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                                     Consolidated Balance Sheets
--------------------------------------------------------------------------------




                                                      --------------------------
December 31,                                              1999          1998
                                                      -----------    -----------

Liabilities and Stockholders' Equity

Current liabilities
   Accounts payable (Note 11)                         $   316,861    $   191,025
   Accrued expenses (Note 11)                              93,965         84,857
                                                      -----------    -----------

Total current liabilities                                 410,826       275,882
                                                      -----------    -----------

Long term liabilities
   Senior convertible notes (Note 10)                   1,500,000            -
                                                      -----------    -----------

Total long term liabilities                             1,500,000            -
                                                      -----------    -----------

Total liabilities                                       1,910,826       275,882
                                                      -----------    -----------

Commitments and contingencies (Note 14)

Stockholders' equity (Notes 7, 8, 9, 12, 14 and 16)
   Common  stock,  $.01 par value, 50,000,000 shares
   authorized; 7,966,408 and 7,071,408 shares issued
   and outstanding                                         79,664        70,714
   Additional paid-in capital                          20,789,787    19,420,979
   Accumulated deficit                                (19,809,992)  (17,956,980)
                                                      -----------    -----------

Total stockholders' equity                              1,059,459     1,534,713
                                                      -----------    -----------

Total liabilities and stockholders' equity            $ 2,970,285   $ 1,810,595
                                                      -----------    -----------

          See accompanying notes to consolidated financial statements.


                                                                                 Air Packaging Technologies Inc.
                                                                                                  And Subsidiary


                                                                           Consolidated Statements of Operations
----------------------------------------------------------------------------------------------------------------






                                                          ------------------------------------------------------
                                                                1999                1998               1997
Years ended December 31,
                                                           ---------------     ---------------    ---------------

Net sales (Note 15)                                      $        959,712    $        722,268   $        340,624

Cost of sales                                                   1,012,083             566,837            592,544
                                                           ---------------     ---------------    ---------------

Gross profit (loss)                                               (52,371)            155,431           (251,920)
                                                           ---------------     ---------------    ---------------

Operating expenses:
     Sales, general and administrative                          1,797,128           1,967,932          1,572,619
     Research and development                                       5,419               7,371              3,322
                                                           ---------------     ---------------    ---------------

Total operating expenses                                        1,802,547           1,975,303          1,575,941
                                                           ---------------     ---------------    ---------------

Loss from operations                                           (1,854,918)         (1,819,872)        (1,827,861)
                                                           ---------------     ---------------    ---------------

Other income (expense):
     Interest expense                                             (30,444)           (153,470)           (17,934)
     Interest income                                               20,900               3,433              2,010
     Other income                                                  11,450               2,243             19,586
                                                           ---------------     ---------------    ---------------

Total other income (expense)                                        1,906            (147,794)             3,662
                                                           ---------------     ---------------    ---------------

Loss before extraordinary item                                          -          (1,967,666)        (1,824,199)

Extraordinary item - gain on
  restructuring of payables (Note 11)                                   -             244,019                  -
                                                           ---------------     ---------------    ---------------

Net loss
                                                           $   (1,853,012)     $   (1,723,647)   $   (1,824,199)
                                                           ---------------     ---------------    ---------------

Loss per common share - Basic and Diluted

     Loss before extraordinary item
                                                           $         (.25)     $         (.43)    $         (.59)
     Extraordinary item
                                                                $       -      $          .05 $                -
     Net loss
                                                                $    (.25)     $         (.38)    $         (.59)

Weighted average number of common shares
 outstanding - Basic and Diluted                                7,249,585           4,506,608          3,069,362
                                                           ---------------    ----------------    ---------------


          See accompanying notes to consolidated financial statements.


                                                                                 Air Packaging Technologies Inc.
                                                                                                  And Subsidiary


                                                                 Consolidated Statements of Stockholders' Equity
----------------------------------------------------------------------------------------------------------------



                                             Common Stock
                                     -----------------------------
                                                                    Additional
                                                                      Paid-In       Accumulated
                                             Shares        Amount     Capital         Deficit          Total
                                     ---------------  ------------ --------------  ---------------  ------------

Balance, January 1, 1997                  2,796,952      $ 27,970    $12,812,355    $(14,409,134)   $ (1,568,809)
Net cash proceeds from private
placements  (Note 12)                     1,037,504        10,376      1,580,343                -     1,590,719
Debt for equity exchange (Notes 7
     and 12)                                180,958         1,809        285,477                -       287,286
Conversion of debenture (Note 9)            230,000         2,300      1,247,700                -     1,250,000
Exercise of options (Note 12)                 5,750            58          8,089                -         8,147
Exercise of warrants (Note 12)              225,000         2,249        343,978                -       346,227
Stock-based compensation (Note 12)                -             -         43,450                -        43,450
Net loss                                          -             -              -       (1,824,199)   (1,824,199)
                                     ----------------------------- --------------  ---------------  ------------

Balance, December 31, 1997                4,476,164        44,762     16,321,392      (16,233,333)     132,821
Net cash proceeds from private
placements  (Note 12)                     1,011,250        10,113        914,480                -       924,593
Debt for equity exchange
 (Notes 7, 8, 9 and 12)                   1,063,994        10,639      1,073,534                -     1,084,173
Exercise of warrants (Notes 9 and
     12)                                    520,000         5,200        738,427                -       743,627
Stock-based compensation (Note 12)                -             -        247,073                -       247,073
Revaluation of warrants (Note 12)                 -             -        126,073                -       126,073
Net loss                                          -             -              -       (1,723,647)   (1,723,647)
                                     ----------------------------- --------------  ---------------  ------------

Balance, December 31, 1998                7,071,408        70,714     19,420,979      (17,956,980)    1,534,713
Exercise of warrants (Notes 9 and
     12)                                    895,000         8,950      1,320,008                -     1,328,958
Stock-based compensation (Note 12)                -             -         48,800                -        48,800
Net loss                                          -             -              -       (1,853,012)   (1,853,012)
                                     ----------------------------- --------------  ---------------  ------------

Balance, December 31, 1999                7,966,408      $ 79,664     20,789,787    $ (19,809,992)   $1,059,459
                                     ----------------------------- --------------  ---------------  ------------


          See accompanying notes to consolidated financial statements.




                                                                                   Air Packaging Technologies Inc.
                                                                                                    And Subsidiary


                                                                             Consolidated Statements of Cash Flows
------------------------------------------------------------------------------------------------------------------




Increase (decrease) in cash and cash equivalents
                                                                   ------------------------------------------------

Years ended December 31,                                                   1999              1998             1997
                                                                   ------------------------------------------------


Cash flows from operating activities:
   Net loss                                                      $   (1,853,012)       (1,723,647)      (1,824,199)
                                                                                 $
   Adjustments to reconcile net loss to net cash used in
   operating activities:
     Depreciation and amortization                                      299,938           219,064          150,400
     Provision for doubtful accounts                                     17,500                 -            2,037
     Inventory reserve                                                  (30,123)                -           97,202
     Stock-based compensation                                            48,800           247,073           43,450
     Expense on revaluation of warrants                                       -           126,073                -
     Extraordinary gain on restructuring of payables                          -          (244,019)               -
     Gain on sale of property and equipment                                   -                 -           (6,742)
       Increase (decrease) from changes in:
     Trade receivables                                                   21,749           (62,286)           3,730
     Inventories                                                       (138,623)         (252,188)        (123,211)
     Advances and prepaids                                               33,239           (70,472)             356
     Deposits                                                                 -             6,774          (51,594)
     Accounts payable and accrued liabilities                           133,085           159,306          171,981
     Accrued officers' salaries                                           1,859            (1,232)         (24,794)
     Due to related party                                                     -                 -          126,000
     Other liabilities                                                        -           (39,500)               -
                                                                   -------------     -------------    -------------

Net cash used in operating activities                                (1,465,588)       (1,635,054)      (1,435,384)
                                                                   -------------     -------------    -------------

Cash flows from investing activities:
   Proceeds from sale of property and equipment                               -                 -            7,000
   Purchases of property and equipment                                 (129,126)         (413,765)        (528,193)
   Patent expenditures                                                  (59,892)          (33,664)         (37,788)
                                                                   -------------     -------------    -------------

Net cash used in investing activities                                  (189,018)         (447,429)        (558,981)
                                                                   -------------     -------------    -------------

Cash flows from financing activities:
   Net proceeds from private placements                                       -           924,593        1,590,719
   Net proceeds from exercise of warrants                             1,328,958           743,627          346,227
   Net proceeds from exercise of options                                      -                 -            8,147
   Deferred costs                                                      (150,000)                -                -
   Proceeds from loan payable - related party                                 -                 -           38,128
   Proceeds from senior convertible notes                             1,500,000           521,000           50,000
   Payment on note payable                                                    -           (33,000)         (31,000)
   Costs associated with debt conversion                                      -            (7,400)               -
                                                                   -------------     -------------    -------------

Net cash provided by financing activities                             2,678,958         2,148,820        2,002,221
                                                                   -------------     -------------    -------------

Net increase in cash                                                  1,024,352            66,337            7,856

Cash, at beginning of year                                              125,799            59,462           51,606
                                                                   -------------     -------------    -------------

                                                                   -------------     -------------    -------------

Cash, at end of year                                             $    1,150,151    $      125,799   $       59,462
                                                                   -------------     -------------    -------------

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary
                                           Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------




Supplemental Disclosure of Cash Flow Information

The Company paid interest in the amount of $237, $0 and $43,205 during 1999,1998 and 1997, respectively. The Company paid income taxes in the amount of $800, $800 and $800 during 1999, 1998 and 1997, respectively.

During 1997, $3,528 of interest was capitalized for construction of property and equipment.

During  1998  and  1997,   the  Company   exchanged   $1,084,173  and  $287,286,
respectively, of debt for 1,063,995 and 180,958 shares of common stock (see Notes 7, 8, 10 and 12).

During 1997, the convertible debenture with a balance of $1,250,000 was converted into 230,000 shares of common stock of the Company at the exercise price of $5.40 per share and 230,000 detachable nontransferable warrants (see
Note 9).

During the years ended December 31, 1999, 1998 and 1997, the Company recorded $22,750, $187,073 and $43,450, respectively, representing stock-based compensation in conjunction with stock options granted to non employees (see
Note 12).

During 1998, the Company issued 81,000 shares to an employee in satisfaction of accrued compensation in the amount of $81,000 (Note 12).

During 1999, the Company's board of directors revalued 435,000 outstanding options to their fair value. As a result, stock-based compensation of $16,050 was recorded in the current year for options held by non employees (see Note
12).

During 1998, the Company's Board of Directors changed the exercise price of 2,248,754 outstanding warrants to their fair value. As a result, an expense of $126,073 was recorded in the 1998 year (see Note 12).

During the years ended December 31, 1999 and 1998, the Company recorded stock-based compensation of $10,000 and $60,000 related to employee options. These amounts represent the excess fair market price of the Company' stock at the date of grant over the exercise price.



          See accompanying notes to consolidated financial statements.

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1 - Nature of Operations

Air Packaging Technologies Inc. (the "Company") and Subsidiary develops, manufactures and distributes inflatable commercial packaging systems. The Company's sales are primarily to companies producing Silicon wafers and computer chips in California, Arizona, Oregon, Colorado and Texas in the United States, Denmark and the U.K. in Europe, and Singapore in Asia. The Company was incorporated in the State of Delaware on November 9, 1989.


Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Air Packaging Technologies Inc. and its wholly-owned foreign subsidiary. All significant inter-company balances and transactions have been eliminated in consolidation. The foreign subsidiary currently has no operations, therefore has no foreign translation adjustment.

Revenue Recognition

Revenue is recognized upon shipment of products.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventory

Inventory, which consists of raw material, work in progress, and finished goods, is valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives (ranging from 3 to 5 years) of the respective assets. The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of property, and equipment sold, or otherwise disposed of, and the related accumulated depreciation or amortization are removed from the accounts, and any gains or losses are reflected in current operations.

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Intangible Assets

Patents, trademarks, and rights to patent and trademark royalties are carried at cost less accumulated amortization which is calculated on a straight-line basis over ten years, the estimated useful lives of the assets. The Company periodically evaluates and assesses the overall recoverability of its intangible assets by determining if the unamortized balance can be recovered through undiscounted future operating cash flows.


Impairment of Long-Lived Assets

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," established guidelines regarding when impairment losses on long-lived assets, which include plant and equipment and certain identifiable intangible assets, should be recognized and how impairment losses should be measured. The Company periodically reviews such assets for possible impairments and expected losses, if any, are recorded currently.

Income Taxes

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." SFAS 109 requires a company to use the asset and liability method of accounting for income taxes.

Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. A valuation allowance is provided when management cannot determine whether it is more likely than not that the deferred tax asset will be realized. Under SFAS 109, the effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock-based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), establishes a fair value method of accounting for stock-based compensation plans. In accordance with SFAS 123, the Company has chosen to continue to account for stock-based compensation utilizing the intrinsic value method prescribed in APB 25. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Stock-based Compensation (Continued)

Also, in accordance with SFAS 123, the Company has provided footnote disclosure with respect to stock-based employee compensation. The cost of stock-based employee compensation is measured at the grant date based on the value of the award and is recognized over the service period. The value of the stock-based award is determined using a pricing model whereby compensation cost is the excess of the fair value of the stock as determined by the model at grant date or other measurement date over the amount an employee must pay to acquire the stock.


Concentrations of Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly effected by changes in economic or other conditions described below. In accordance with FASB Statement No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk," the credit risk amounts shown in Note 15 do not take into account the value of any collateral or security.

Fair Value of Financial Instruments

The estimated fair values for financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the Company's financial instruments, which includes all cash, accounts receivables, accounts payable, long-term debt, and other debt, approximates the carrying value in the consolidated financial statements at December 31, 1999 and 1998 as a result of their short term nature, or due to the interest rates approximating the Company's effective borrowing rates.

At December 31, 1999, the fair value of the Senior Convertible Notes, is estimated to be $978,807 based on the quoted market prices using an interest rate of 10.5%.

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


Earnings (Loss) Per Share

Statement of Financial Accounting Standards No.128 ("SFAS 128"), "Earnings Per Share," requires presentation of basic and diluted earnings per share. Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts, such as stock options, to issue common stock were exercised or converted into common stock, but does not include the impact of these dilutive securities that would be antidilutive. During the three years ended December 31, 1999, these dilutive securities were antidilutive. All prior period weighted average and per share information had no effect on the amounts presented in accordance with SFAS 128.

Options and warrants to purchase 575,000, 2,215,754 and 2,170,032 shares were outstanding during the years ended 1999, 1998 and 1997, respectively, but were not included in the computation of diluted loss per common share because the effect would be antidilutive.

The Company has 446,042 shares in escrow included in the number of shares outstanding in each of the three years ended 1999. However, these shares have been excluded from the computation of basic and diluted loss per share for each of the three years ended 1999 as the necessary conditions have not been satisfied (see Note 14).

Comprehensive Income

Statement of Financial Accounting Standards No.130, "Reporting Comprehensive Income," ("SFAS 130") establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is comprised of net income and all changes to stockholders' equity except those due to investments by owners and distribution to owners. The Company does not have any components of comprehensive income for each of the years ended December 31, 1999, 1998 and 1997.

Segments of an Enterprise

During the year ended December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," ("SFAS 131") issued by the FASB and is effective for financial statements with fiscal years beginning after December 15, 1997. SFAS 131 requires that public companies report certain information about operating segments, products, services and geographical areas in which they operate. At December 31, 1999 and 1998, the Company did not report any segment information as operations and business activity are considered one unit. Adoption of SFAS 131 did not have an impact on the Company's financial position, results of operations and cash flows.

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


Use of Estimates in the Preparation of Financial Statements

The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Reclassifications

Certain reclassifications have been made to the prior year statements to conform to the 1999 presentation. Such reclassifications had no effect on the previously reported net loss.


Note 3 - Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, there is substantial doubt about the Company's ability to continue as a going concern because of the magnitude of its losses during the past three years, ($1,853,012), ($1,723,647) and ($1,824,199) in 1999, 1998 and
1997 and an accumulated deficit of ($19,809,992) at December 31, 1999.

The Company's continued existence is dependent upon its ability to raise substantial capital, to increase sales, to significantly improve operations, and ultimately become profitable.

Management believes that future investments and certain sales-related efforts will provide sufficient cash flow for it to continue as a going concern in its present form. However, there can be no assurance that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


Note 4 - Inventories

Inventories consist of the following at:


                               --------------------------------
December 31,                          1999             1998
                               ----------------   -------------

Raw materials                $         450,583  $      350,147
Work-in-process                         21,385          23,703
Finished goods                         105,421          34,793
                               ----------------   -------------

                             $         577,389  $      408,643
                               ----------------   -------------


The above balances are presented net of total inventory reserves of approximately $33,000 and $63,000 in 1999 and 1998, respectively. During the year ended December 31, 1997, the Company wrote down inventory by approximately $97,000, respectively, to reflect lower of cost or market pricing.


Note 5 - Property and Equipment

Property and equipment consist of the following:


                                 ------------------------------------
December 31,                                1999                1998
                                 ----------------      --------------

Manufacturing equipment        $       1,710,269     $     1,639,469
Dies and molds                           187,375             166,866
Computer equipment                        92,494              62,673
Quality control lab                      102,035             102,035
Office equipment                         108,232             100,237
Vehicles                                  12,730              12,730
                                 ----------------      --------------

                                       2,213,135           2,084,010

Less accumulated depreciation          1,498,949           1,273,552
                                 ----------------      --------------

                               $         714,186     $       810,458
                                 ----------------      --------------

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                      Notes to Consolidated Financial Statements



Note 5 - Property and Equipment (Continued)

Depreciation and amortization expense for property and equipment charged to operations for the years ended December 31, 1999, 1998 and 1997 was $225,397, $143,967 and $80,160, respectively.


Note 6 - Intangible Assets

Intangible assets consist of the following at:


                                               ------------------------------
                                                     1999            1998
December 31,
                                               --------------    ------------

Patents                                            $ 711,543        $657,142
Trademarks                                             3,649           3,157
Rights to patent and trademark royalties              90,146          85,146
                                               --------------    ------------

                                                     805,338         745,445

Less accumulated amortization                        575,960         511,836
                                               --------------    ------------

                                                   $ 229,378        $233,609
                                               --------------    ------------


Amortization expense for intangible assets charged to operations for the years ended December 31, 1999, 1998 and 1997 was $64,124, $75,097 and $70,240,
respectively.

Note 7 - Related Party Transactions

A former employee of the Company, who resigned effective June 4, 1999 entered into a one year consulting agreement that expires May 31, 2000 to provide consulting services at a fee of $5,000 per month.

The amount due to related party consists of fees payable to, and non-interest bearing advances from, a former director. During 1997, $126,000 of the outstanding balance was converted to 86,310 shares of common stock. In 1998, additional fees of $31,500 were incurred, and all remaining outstanding debt was settled in exchange for 256,671 shares at $1.00 per share.

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                      Notes to Consolidated Financial Statements



Note 8 - Loan Payable - Related Party

In January 1997, the Company entered into an agreement with an affiliate of a related party by which the Company can borrow up to $150,000. Interest payments at 8.5% per annum are due monthly, and any borrowings are secured by the Company's assets. The outstanding loan payable became due and payable on June 1, 1998. In December 1998, the Company issued 43,529 shares at a value of $1.00 per share in full settlement of the outstanding debt plus accrued interest.


Note 9 - Convertible Subordinated Debenture and Notes Payable

In 1991, the Company issued a $1,500,000 convertible subordinated debenture due October 31, 1996. In February 1994, a principal payment of $250,000 was made. On May 15, 1996 this debenture was modified and extended to October 31, 1997.

On May 29, 1997, the debenture was converted into 230,000 shares of common stock of the Company and 230,000 detachable nontransferable warrants. Two warrants entitle the lender to purchase one additional common share of the Company. The exercise price of each warrant is $5.40 for the first year ended May 29, 1998 and $6.20 for the second year ended May 29, 1999.

In November 1998, the Company's board of directors amended the warrants to be convertible on a one for one basis at a price of $1.50 per share up to the expiration date (see Note 12).

In December 1998, the lender exercised the entire 230,000 warrants at the amended price of $1.50 per share.

During 1998, the Company paid $23,000 in full settlement of the outstanding installment note payable and recognized a gain of $8,500, which is included in "Extraordinary Item" in the consolidated statements of operations (see Note 11).

In December 1998, the Company issued 56,800 shares at a value of $1.00 per share in full settlement of the interest-bearing note payable, plus accrued interest (see Note 12).

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                      Notes to Consolidated Financial Statements



Note 10 - Senior Convertible Notes

During the year ended December 31, 1999, the Company issued $1,500,000 in Senior Convertible Notes with interest payable annually on June 30 at 7% per annum. The Senior Convertible Notes are unsecured and due on September 30, 2003. At the option of the holder, the holder may convert the principal amount of such Note at any time before September 30, 2003, into shares of common stock. The conversion price is equal to or greater than the fair value of the stock on the date the Senior Convertible Notes were issued.

At the holder's option, the holder may elect to receive any annual interest payment in common stock of the Company at a 20% discount. The difference between the fair market value of the stock on date of conversion and the conversion price, will be recorded as additional interest expense.

In conjunction with these Notes, the Company paid a finder's fee of $150,000 and other financing costs, which is being amortized over the life of the Notes.


Note 11 - Extraordinary Item

During the fourth quarter of 1998, the Company paid approximately $190,000 in full settlement of various accounts payables and other accrued expenses totaling approximately $434,000 and recognized an extraordinary gain of $244,000, or $.05 per share. There was no income tax effect due to the Company's current year net loss and related valuation allowance.

The Company did not recognize any gains or losses on the issuance of stock in full settlement of debts as described in Notes 7, 8, 10 and 12 as the fair value of the equity interest granted was equivalent to the carrying amount of the settled debts.


Note 12 - Stockholders' Equity

Common Stock

During the year ended December 31, 1999, 895,000 warrants were exercised resulting in proceeds of $1,328,958.

In connection with the reverse stock split discussed below, the Company amended its Articles of Incorporation to reduce the authorized common shares from 100,000,000 at $0.001 par value to 50,000,000 at $0.01 par value.

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                      Notes to Consolidated Financial Statements


Note 12 - Stockholders' Equity (Continued)

During 1998, the Company completed six private placements for a total of 1,011,250 shares and received total net proceeds of approximately $925,000, net expense of $81,423.

During 1997, the Company issued 1,037,504 shares of common stock through private placements, receiving net proceeds of approximately $1,600,000 after expenses.

In 1998 and 1997, the Company issued a total of 1,063,994 and 180,958 common shares, which includes shares also disclosed in Notes 7, 8 and 10, in full settlement of various debts amounting to approximately $1,084,000 and $287,000. The Company did not recognize any gains or losses on the conversion as the fair value of the equity interest granted was equivalent to the carrying amount of the settled debts.

Stock Split

In January 2000, the Board of Directors declared a one-to-ten reverse stock split. All stock related data in the consolidated financial statements reflect the stock split for all periods presented.

Stock Options

The Company has issued options to purchase common stock to certain officers, employees and others under various stock option plans for services performed and to be performed. Some options require continued employment.

Option activity is as follows:


                                                            Weighted Average
                                        Number of
                                        Shares               Exercise Price
                                       --------------       ---------------

Outstanding at January 1, 1997                96,750      $           2.30
    Granted                                  297,750                  1.70
    Exercised                                 (5,750)                 1.40
    Expired/canceled                          (9,000)                 2.70
                                       --------------       ---------------

Outstanding at December 31, 1997             379,750                  1.80
    Granted                                  283,000                  1.80
    Exercised                                      -                     -
    Expired/canceled                        (275,750)                 1.60
                                       --------------       ---------------

Outstanding at December 31, 1998             387,000                  1.90
    Granted                                  570,000                  1.50
    Exercised                                      -                     -
    Expired/canceled                         522,000                  2.00
                                       --------------       ---------------

Outstanding at December 31, 1999             435,000      $           1.50
                                       --------------       ---------------

Exercisable at December 31, 1999             435,000      $           1.50
                                       --------------       ---------------

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


Stock Options (Continued)

Information relating to stock options at December 31, 1999 summarized by exercise price are as follows:





                                 Outstanding                             Exercisable
                -----------------------------------------------------------------------------
                                          Weighted Average             Weighted Average
                -----------------------------------------------------------------------------

Exercise Price                       Remaining Life
Per Share                               (Months)        Exercise                    Exercise
                    Shares                               Price        Shares         Price
                -------------------  ---------------  ------------  -------------  ----------

   $1.50                   435,000               39   $      1.50        435,000   $    1.50
                -------------------  ---------------  ------------  -------------  ----------




In June 1999, the Company's board of directors revalued 435,000 common stock shares, based on the fair value of the stock, and amended the exercise price to $1.50 per share.

During the years ended December 31, 1999, 1998 and 1997, the Company recorded $22,750, $187,073 and $43,450, respectively, related to stock-based compensation in conjunction with stock options granted to non-employees.

During 1999, the Company's Board of Directors revalued 435,000 outstanding options to their fair value. As a result, stock-based compensation of $16,050 was recorded in the current year for options held by non-employees.

During the years ended December 31, 1999 and 1998, the Company recorded stock-based compensation of $10,000 and $60,000 related to employee options. These amounts represent the excess fair market price of the Company' stock at the date of grant over the exercise price.

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


Pro Forma Information

In accordance with SFAS 123 and described in Note 2, the Company continues to account for stock-based compensation utilizing the intrinsic value method prescribed by APB 25. Had compensation cost for stock options issued to employees been determined based on the fair value at grant dates consistent with the method of SFAS 123, the Company's net loss and net loss per share would have increased to the pro forma amounts presented below:

                                                           ----------------------------------------------

December 31,                                                    1999            1998             1997
                                                           -------------    ------------   --------------

Net loss, as reported                                    $   (1,843,012)     (1,723,647)      (1,824,199)

Net loss, pro forma                                          (1,935,285)     (1,900,179)      (2,265,081)

Loss per common share - basic and diluted, as reported   $         (.25)           (.38)            (.59)

Loss per common share - basic and diluted, pro forma     $         (.27)           (.42)            (.74)


The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions: expected volatility of 27%, 106% and 130% in 1999, 1998 and 1997, respectively, an expected life of five and a half years in 1999, five years in 1998, and two years in 1997, no dividends would be declared during the expected term of the options, risk-free interest rate of 5.81%, 5.01% and 6.1% for 1999, 1998 and 1997, respectively.

The weighted average fair value of stock options granted to employees during 1999, 1998 and 1997 was $1.50, $1.60 and $1.60, respectively.

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Warrants

During 1998 and 1997, the Company issued 1,011,250 and 1,037,504 shares of common stock through private placements. Each share issued had attached a share purchase warrant to purchase one additional share of common stock for a period of two years.

During 1999, 1998 and 1997, the Company issued a total of 895,000, 520,000 and 225,000 shares in connection with the exercise of warrants by various shareholders, amounting to approximately $1,329,000, $744,000 and $346,000, respectively.

In November 1998, the Company's Board of Directors revalued 2,248,754 outstanding warrants based on the fair value of the stock, and amended the exercise price to $1.50 per share. As a result, interest expense of $126,073 was recognized in the 1998 year.

Outstanding and exercisable warrants at December 31, 1999 to acquire the Company's stock, held primarily by existing stockholders, are as follows:

   Warrants           Exercise Price                    Expiration Date
---------------   -----------------------    -----------------------------------

       140,000            $1.50                         October 3, 2000


Note 13 - Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109. At December 31, 1999, the Company has a net operating loss carryforward (NOL) of approximately $18,200,000 for federal tax purposes. At December 31, 1999, the Company has a deferred tax asset of approximately $7,400,000, which primarily relates to net operating losses. A 100% valuation allowance has been established as management cannot determine whether it is more likely than not that the deferred tax asset will be realized. The NOLs expire as follows:

   Year ending December 31,                              Amount
-------------------------------              -------------------------------

          2007                             $                      5,400,000
          2008                                                    2,000,000
          2009                                                    2,300,000
          2010                                                    1,400,000
          2011                                                    1,700,000
          2012                                                    2,200,000
          2018                                                    1,400,000
          2019                                                    1,800,000
                                             -------------------------------

          Total                            $                     18,200,000
                                             -------------------------------

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 13 - Income Taxes (continued)

The Company's net operating loss carryforwards may be limited due to ownership changes as defined under Section 382 of the Internal Revenue Code of 1986.

Note 14 - Commitments and Contingencies

Lease Commitments

Minimum lease commitments under noncancelable operating lease agreements are as follows:

         Year ending
         December 31,                                         Amount
-------------------------------                      ---------------------


         2000                                      $              130,354
         2001                                                     134,625
         2002                                                     134,625
         2003                                                     134,625
         2004                                                     132,656
         Thereafter                                                55,000
                                                     ---------------------

         Total                                     $              721,885
                                                     ---------------------

Rent expense was $151,131, $142,987 and $140,788 for the years ended December 31, 1999, 1998 and 1997, respectively.

Royalty Agreements

The Company is required to pay royalties related to certain patents and trademarks. Total expense related to these agreements was $4,324 in 1999, $3,991 in 1998 and $1,726 in 1997.

Escrow Agreement

In 1991, certain stockholders of the Company entered into an escrow agreement under which a total of approximately 4.5 million shares of the Company's common stock were placed in escrow. The shares were entitled to be released from escrow based on the performance of the Company as measured by cash flow (as defined by the agreement) and certain other conditions. While the shares were in escrow, the stockholders waived their rights to receive dividends or participate in the distribution of assets upon a winding up of the Company. Per the agreement, any shares remaining in escrow at December 31, 1999 would be cancelled by the Company. As of December 31, 1999 as the shares were not actually cancelled by the Company's Transfer Agent until January 2000, all such shares remain in escrow. These shares are included in the number of shares outstanding in each of the three years ended 1999. However, these shares have been excluded from the computation of basic and diluted loss per share for each of the three years ended 1999.

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Employment Agreements

The Company entered into an employment agreement with one employee in August 1994 and two five-year employment agreements with employees of the Company in July 1998. In June 1999, two of the contracts were amended and expired May 31, 2000. The current salaries under these agreements are $96,000 and $43,000 per annum for each employee. Upon termination, the employees will receive the salaries earned to the date of termination. The employee related to the third contract, resigned effective June 4, 1999 and entered into a one year consulting agreement to provide consulting services at a fee of $5,000 per month, for its term that expires May 31, 2000.

Potential Liability

A former employee of the Company is seeking a severance payment of $101,500 per terms of his employment agreement, which was voluntarily terminated in November 1998. The parties have agreed to arbitration scheduled to take place during 2000. The Company has established a liability for the entire amount.

Note 15 - Significant Concentrations of Credit Risk, Major Customers and Other Risks and Uncertainties

The Company operates primarily in one industry segment: developing, manufacturing and distributing of inflatable commercial packaging systems. The Company's sales are primarily to companies producing Silicon wafers and computer chips in California, Arizona, Oregon, Colorado and Texas in the United States, Denmark and the U.K. in Europe, and Singapore in Asia. Sales to unaffiliated customers which represent more than 10% of the Company's net sales for 1999, 1998 and 1997 were as follows:

                                                 December 31,
                              -------------------------------------------

                                       1999         1998            1997
                              -------------------------------------------

         Customer
             A                           16 %         15 %            22
             B                            -            - %            13
             C                           17 %         31 %             - %
             D                           24 %         18               -


Financial instruments that subject the Company to credit risk consist primarily of accounts receivable. The Company frequently makes large credit sales to customers. At December 31, 1999 and 1998, approximately $41,162 or 84%, and $69,400 or 72% of the Company's accounts receivable were due from three customers, respectively.

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


Note 16 - Related Party Transactions

The Company issued 475,833 shares of common stock to a related party through a private placement for net proceeds of $635,769 during 1997 (See also Note 7).

During 1997, the Company issued 350,000 shares of common stock to an affiliate of a related party through a private placement for net proceeds of $548,742 (See also Note 8).

During 1997, the Company was billed $126,000 for fees due to a related party related to private placements (See Note 7).

During 1998, the Company issued 81,000 shares of its common stock to the Chief Executive Officer in exchange for salary expenses of $81,000. The transaction was based on the fair value of the stock on the date the services were rendered.

The President and Chairman of the Board of Schmitt Industries, Inc., who is also a director of the Company, acquired an aggregate of 1,208,000 shares of common stock in 1998 from another principal shareholder.


Note 17 - Subsequent Events


On March 24, 2000, the Board of Directors of the Company approved a temporary reduction in the conversion price on the 7% Senior Convertible Debenture into common stock. The conversion price was reduced from $1.50 to the average bid price of the Company's common stock for the twenty-five trading days immediately prior to the receipt of a notice of conversion, with a minimum conversion price of $.50. The notice of conversion for the temporary reduction must be received by April 30, 2000 and must include all accrued interest through May 31, 2000. As a result, the Company will record an expense related to the reduction in conversion price.

On March 24, 2000, the Board of Directors also approved a temporary reduction in the exercise price of all warrants and options outstanding. The exercise price was reduced from $1.50 to the average bid price of the Company's common stock for the twenty-five trading days immediately prior to the receipt of a notice of conversion with a minimum conversion price of $.50. The notice of exercises must be received by April 30, 2000. As a result of this temporary reduction, the Company will record compensation expense for the difference between original exercise price and reduced exercise price multiplied by the number of outstanding warrants and options.

                                                 Air Packaging Technologies Inc.
                                                                  And Subsidiary


                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 17 - Subsequent Events (Continued)

Subsequent to December 31, 1999, the Company cancelled 100,000 stock options outstanding to officers and issued an additional 335,000 stock options, which expire December 31, 2004 and are subject to certain vesting terms. Any applicable compensation expense will be recorded in 2000.

On March 27, 2000, the Company entered into a one year investment banking agreement with Givigest Fiduciaria SA, "Givigest", to raise equity capital. On March 27, 2000, the Company and Givigest agreed to raise up to $500,000 on or before April 30, 2000. There are no assurances that the Company will be able to raise any proceeds under this agreement.


Schedule II - Valuation and Qualifying Accounts and Reserves




                                            Column B           Column C             Column D         Column E
                                      -------------------------------------------------------------------------
                                                              Additions
                                          Balance at         Charged to                               Balance
                                           Beginning          Costs and                             at End of
Description                                  of year           Expenses           Deductions             Year
                                      -------------------------------------------------------------------------
                                                                                                   >

Allowance for possible losses on
receivables

Year ended December 31,

   1999                             $          5,130   $         17,500      $             -      $     22,630

   1998                                        3,878              1,252                    -             5,130

   1997                                        1,842              2,576                 (540)            3,878

Allowance for inventory reserve

Year ended December 31,

   1999                             $         63,066   $              -      $       (30,123)(a)  $     32,943

   1998                                      153,637                  -              (90,571)(a)        63,066

   1997                                      361,393             97,202             (304,958)(a)       153,637


(a)  Write-off of obsolete inventory.

AIRP
----                                      Annual Meeting
Air Packaging Technologies
Incorporated                              The annual meeting of shareholders
                                          of AIRP will be held on Monday,
                                          July 17, 2000 at 2.00 pm in the
Corporate Offices                         Corporate Offices.

Air Packaging Technologies Inc.
25620 Rye Canyon Road                     Stock Listing
Valencia, CA 91355
USA                                       Nasdaq OTC Bulletin Board
                                          Stock Symbol: AIRP
Affiliate Offices

The Air Packaging Company (Europe) Ltd.
Corporate House
Cranborne Road
Potters Bar, Herts EN63JN
England                                   Investor Relations

C-Pak Pte.                                E-Mail: airp@investors.ch
2304 Bedok Reservoir Road, #04-01         Fax: + 661-294-0947
Dou Yee Building                          Tel: + 661-294-2222
Bedok Industrial Park C
Singapore 479223
                                          Trade Enquiries
Transfer Agent and Registrar
                                          E-Mail: info@airbox.com
Interwest Transfer Co., Inc.              Fax: + 661-294-0947
Salt Lake City, Utah                      Tel: + 661-294-2222

Banking Reference                         Forward Looking Statements

Bank of America                           This Annual Report contains certain
Valencia, CA                              forward-looking  statements that
USA                                       anticipate future trends or events.
                                          These statements are based on certain
Certified Public Accountants              assumptions that may prove to be
                                          erroneous  and are subject to certain
BDO Seidman, LLP                          risks  including  but not limited to
Los Angeles, CA                           the  uncertainties  of the Company's
USA                                       new product  introductions,  the risks
                                          of  increased  competition  and
Annual Report                             technological change in the  Company's
                                          industry  and other risks  detailed
A copy  of  the Company Annual            in the Company's Securities and
Report 2000  is available to              Exchange Commission filings.
shareholders  at  no charge by            Accordingly,actual results may differ,
e-mailing our Investor Relations          possibly materially, from the
Department at  airp@investors.ch          predictions contained herein.
or calling the Company's Toll Free
number at 1-800-424-7269                 Corporate Website

                                         www.airbox.com